ALLVUE SYSTEMS HOLDINGS, INC.

October 7, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Kindelan
Christine Dietz
Edwin Kim
Jan Woo

Re: Allvue Systems Holdings, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-259299

CIK No. 0001859254

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allvue Systems Holdings, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-259299), initially filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding these matters, please contact our counsel at Kirkland & Ellis LLP, Robert Goedert, P.C. at (312) 862-7317, or Michael P. Keeley at (312) 862-2200.

Thank you for your assistance in this matter.

Very truly yours,

Allvue Systems Holdings, Inc.

/s/ Mark Heimbouch
Names:	Mark Heimbouch
Title:	Chief Executive Officer